RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

ASAP SHOW, INC.
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

This report is furnished by the Board of Directors of ASAP Show, Inc., a Nevada corporation (“ASAP Show”), to the holders of its common stock, $.001 par value.

On August 13, 2007 ASAP Show acquired all of the outstanding capital stock of Sino-American Petroleum Group, Inc., a Delaware corporation (“Sino-American Petroleum”).  Sino-American Petroleum is a holding company that owns all of the registered capital of Tongliao Yili Asphalt Co. (“Yili Asphalt”), a corporation organized under the laws of The People’s Republic of China.  Yili Asphalt is engaged in the business of refining heavy oil into asphalt, fuel oil and lubricants.  All of Yili Asphalt’s business is currently in China.

In connection with the closing of the acquisition (the “Merger”), the following took place:

●
ASAP Show issued to the shareholders of Sino-American Petroleum 200,000 shares of Series A Preferred Stock, which will be convertible into 569,348,000 shares of common stock after the distribution of the ASAP Holdings shares discussed below.

●	All of the members of the Board of Directors of ASAP Show other than Frank Yuan resigned.

●
Frank Yuan elected Chunshi Li, the Chairman of Yili Asphalt, to serve as a member of the Board, and they together elected Chunshi Li to serve as the Chief Executive Officer and Chief Financial Officer of ASAP Show.

●
Huakang Zhou, Xiaojin Wang and Xiao Hu purchased 100,000 shares of Series A Preferred Stock for $600,000.  The 100,000 shares will be convertible into 284,674,000 shares of common stock after the distribution of the ASAP Holdings shares discussed below.

Prior to the Merger, ASAP Show assigned all of its pre-Merger business and assets to ASAP Holdings, Inc., its wholly-owned subsidiary, and ASAP Holdings assumed responsibility for all of the liabilities of ASAP Show that existed prior to the Merger.  At the same time, ASAP Show entered into a management agreement with Frank Yuan, its previous CEO, and ASAP Holdings.  The management agreement provides that Mr. Yuan will manage ASAP Holdings within his discretion, provided that his actions or inactions do not threaten material injury to ASAP Show.  The management agreement further provides that Mr. Yuan will cause ASAP Holdings to file a registration statement with the Securities and Exchange Agreement that will, when declared effective, permit ASAP Show to distribute all of the outstanding shares of ASAP Holdings to the holders of its common stock.  After the registration statement is declared effective, the Board of Directors of ASAP Show will fix a record date, and shareholders of record on that date will receive the shares of ASAP Holdings in proportion to their ownership of ASAP Show common stock.

Pursuant to the terms of the Merger Agreement, Frank Yuan has submitted his resignation from the Board of Directors.  The resignation will be effective ten days after ASAP Show mails this information statement to its record shareholders.  Chunshi Li will then be the sole member of the Board of Directors of ASAP Show.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of ASAP Show on or about September 24, 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Merger, there were 8,626,480 shares of ASAP Show common stock issued and outstanding.  In addition, there were 300,000 shares of Series A Convertible Preferred Stock issued and outstanding, which can be converted into 854,022,000 common shares.  Therefore, the total outstanding common stock on a fully-diluted basis is 862,648,480 shares.  The holders of the Series A Preferred Stock have voting power equivalent to the common shares into which the Series A shares are convertible.

The following table sets forth information known to us with respect to the beneficial ownership of our common stock (assuming conversion of the Series A Convertible Preferred Stock) as of the date of completion of the Merger by the following:

•	each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

•	Chunshi Li, our Chief Executive Officer

•	each of the members of the Board of Directors; and

•	all of our officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Chunshi Li Tongliao Economic Development Zone Tongliao City, Inner Mongolia P.R. China	569,348,000(2)	66.0%
Frank Yuan 9436 Jacob Lane Rosemead, CA 91731	2,901,311	0.3%
All officers and directors as a group (2 person)	572,249,311(2)	66.3%
_______________________________

(1)	Except as otherwise noted, all shares are owned of record and beneficially.

(2)
Includes Series A Preferred Shares convertible into 382,843,399 shares of common stock that Mr. Li is holding as nominee for other shareholders.  Mr. Li has voting control over those shares, but does not have dispositional control or an interest in the proceeds of the shares.

NEW MEMBER OF THE BOARD OF DIRECTORS

Upon the closing of the Merger, the election to the Board of Chunshi Li was effective, and the Board of Directors consisted of Chunshi Li and Frank Yuan.  Ten days after this report is mailed to the record shareholders of ASAP Show, Mr. Yuan’s resignation from the Board will be effective, and Mr. Li will be the sole director.  Information regarding the new director follows:

Chunshi Li has over thirteen years experience in the petroleum products industry.    Since 2005 he has served as Chairman of the Board of Yili Asphalt, a company that he founded.  From 1994 to 2005 Mr. Li was employed by other petroleum refiners and distributors.  From 1984 to 1994 Mr. Li was employed in the Provincial Government of Jilin Province as a member of the Political Consultative Conference.

Code of Ethics

ASAP Show does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating and Audit Committee

The Board of Directors does not have an audit committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Executive Compensation

Yili Asphalt has not paid to Chunshi Li any material amount in compensation for his services during the two fiscal years since Yili Asphalt was organized.  There was no officer of Yili Asphalt whose salary and bonus for services rendered during the year ended December 31, 2006 exceeded $100,000.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who were the officers and directors of ASAP Show prior to the Merger:

Name	Age	Position(s)	Director Since
Charles Rice	64	Director	2005
Deborah Shamaley	48	Director	2005
James Vandeberg	63	Director	2005
Alvin S. Mirman	62	Director	2006
Frank S. Yuan	58	Chairman, Chief Executive Officer	2005

There are no family relationships among any of the previous directors and executive officers.

The following sets forth certain biographical information concerning each director and executive officer:

CHARLES RICE, Senior International and Domestic buyer, retired from Sears Roebuck and Montgomery Ward. Mr. Rice holds a B.S. degree in business and economics from the University of Delaware.

DEBORAH SHAMALEY, a chain store and apparel-jobbing entrepreneur, has 20 years of retail and wholesale apparel experience. Mrs. Shamaley co-founded The Apparel Group ("TAG"). TAG imported and sold women's apparel wholesale to more than 1,800 retailers including Nordstrom's, J.C. Penney's, Sears, and Burlington Coat Factory. TAG also owned and operated a 23 apparel store-chain under the name $11.99 Puff. Ms. Shamaley sold the company in 1996. Mrs. Shamaley has also been involved in Shamaley Ford car dealership, one of the largest in El Paso, Texas since 1995.

JAMES VANDEBERG has been an attorney in private practice specializing in corporate finance for the past 11 years. His retail experience includes 14 years as Corporate Counsel and Secretary at the former Carter Hawley Hale Stores.  In addition, Mr. Vandeberg serves on the board of directors for Information Highway.com, Inc. IAS Communications, Inc., and REGI US, Inc.  He received his B.A. in accounting from the University of Washington and his J.D. from New York University.

ALVIN S. MIRMAN was founder, chief operating officer, President and Chairman of US Capital Partners, Inc from 2002 until January of 2006. Previously, he founded First Level Capital in 1998 where he was chief operating officer and Chairman until the firm merged with vFinance in 2001. Since the merger, he has been FinOp and research director for vFinance. Mr. Mirman has been a member of the New York Society of Securities Analysts for the past 30 years.

FRANK S. YUAN has developed and started multiple new ventures in his 30 plus years as an immigrant in the United States. Before ASAP Show, Mr. Yuan founded multi-million dollar businesses in men's apparel private label & wholesale company, a "Knights of Round Table" sportswear line, a "Uniform Code" sweater line, and men's clothing retail store chain. Mr. Yuan also founded UNI-Fortune, a real-estate development company, and co-founded United National Bank, Evertrust Bank, Western Cities Title Insurance Company and Serv-American National Title Insurance. Mr. Yuan received a B.A. degree in economics from Fu-Jen Catholic University in Taiwan and a M.B.A. degree from Utah State University.

Board Meetings and Committees

The Board of Directors prior to the Merger had, as standing committees, an Executive Committee, a Compensation Committee and an Audit Committee. During the fiscal year ended May 31, 2007, the Board of Directors held one regular meeting and three special meetings. All directors attended 80% or more of the total meetings of the Board and committees of the Board on which they served.

Executive Compensation

The following table sets forth the compensation paid by ASAP Show to its Chief Executive Officer for the fiscal years ended May 31, 2007 and 2006. No other executive officer received more than $100,000 during the fiscal years ended May 31, 2007 and 2006.  The table does not reflect certain personal benefits, which in the aggregate had value less than ten percent of the named executive officer's salary and bonus. No other compensation was granted for the periods ended May 31, 2007 and 2006.

	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	Other Compensation
Frank S. Yuan	2007	$150,000	--	--	--	--
	2006	$150,000	--	--	--	--

Compensation of Directors

All outside directors were reimbursed for any reasonable expenses incurred in the course of fulfilling their duties as directors of the Company and did not receive any payroll.

Certain Relationships and Related Transactions

ASAP Show had a revolving line of credit totaling $1.3 million with Frank Yuan and certain members of his family. The line of credit bears interest at 10% per annum and expires on August 1, 2008. During fiscal 2007 and 2006, the Company incurred interest expense totaling $99,676 and $82,000 in connection with the line. At May 31, 2007, the balance of the Line was $1,028,307, and the accrued and unpaid interest was $12,185.

September 24, 2007	By Order of the Board of Directors:

Chunshi Li, Chairman